Exhibit 99.1

Press release

BARMER to launch new marketing activities for the Doctors’ Virtual Visits, Telehealth and other digital services via the BARMER Teledoktor App

SHL Telemedicine is providing the Doctors’ Virtual Visits and Telehealth services to all BARMER insureds in Germany

Tel Aviv / Zurich / New York, 3 April 2023 – SHL Telemedicine Ltd. (SIX Swiss Exchange: SHLTN, NASDAQ: SHLT), a leading provider and developer of advanced personal telemedicine solutions, today announced that BARMER will be launching its 2023 marketing and communication activities for the new BARMER Teledoktor digital App, on multiple media channels.

“The BARMER marketing activities are a strong testimony to its strategic view for making these digital services available to all of its insureds” commented Erez Nachtomy, CEO of SHL Telemedicine. “With the new BARMER Teledoktor App for the Doctors’ Virtual Visits and Telehealth services, these services, provided by SHL, will become much more easily available and accessible than before to all of the BARMER insureds in Germany.”

BARMER is one of the top leading public health insurance companies in Germany covering about 8.7 million insured lives.

For further information please contact:

Fabienne Farner, IRF, Phone : +41 43 244 81 42, farner@irf-reputation.ch

About SHL Telemedicine

SHL Telemedicine is engaged in developing and marketing personal telemedicine systems and the provision of medical call center services, with a focus on cardiovascular and related diseases, to end users and to the healthcare community. SHL Telemedicine offers its services and personal telemedicine devices to subscribers utilizing telephonic and Internet communication technology. SHL is listed on the SIX Swiss Exchange (SHLTN, ISIN: IL0010855885, Security No.:1128957) and on the Nasdaq Stock Exchange (SHLT, ISIN: US78423T2006, CUSIP: 78423T200). For more information, please visit our web site at www.shl-telemedicine.com.

This press release contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, are forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. Factors that can cause actual results to differ from those contained in forward-looking statements include those described in Item 3.D “Key Information—Risk Factors” contained in SHL Telemedicine’s Registration Statement on Form 20-F filed with the U.S. Securities Exchange Commission (the “Commission”) on March 28, 2023 and in its subsequent filings and submissions with the Commission. SHL Telemedicine undertakes no obligation to publicly update or revise any forward-looking statements. Except as required by law.